January 20, 2026

Joseph Burnett
Chief Executive Officer
ClearPoint Neuro, Inc.
120 S. Sierra Ave.
Suite 100
Solana Beach, CA 92075

       Re: ClearPoint Neuro, Inc.
           Registration Statement on Form S-3
           Filed January 14, 2026
           File No. 333-292733
Dear Joseph Burnett:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    John Tishler